CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011 AND 2010

CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes
at End of Year - December 31, 2011	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 , and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Elmira, New York
June 28, 2012

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS
Investments, at fair value:
Chemung Financial Corporation common stock	$ 4,354,191	$ 4,140,932

Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	665,929	586,579
Core Bond Fund	1,545,364	1,581,565
Core Growth Fund	1,398,927	1,715,206
Growth and Income Fund	1,206,664	1,124,835

Mutual funds:
Invesco Small Cap Growth Fund	574,960	545,890
Artisan International Fund	707,667	714,490
Dodge & Cox International Stock Fund	587,264	631,275
Dodge & Cox Stock Fund	4,100,620	4,343,980
Federated Automated Cash Management	1,361,734	1,243,388
Federated Prime Obligations Fund	128,205	113,540
Federated Stock Trust Fund	231,437	276,212
Loomis Sayles Bond Fund	1,255,926	1,507,288
Allianz NACM International Growth Opportunity Fund	1,010,343	1,277,705
T. Rowe Price Blue Chip Growth Fund	283,150	169,286
Vanguard Index Trust 500 Fund	1,364,014	1,269,825
Westport Select Cap Fund	911,910	871,549
TOTAL INVESTMENTS	21,688,305	22,113,545

Accrued income receivable	47,867	46,439
Employer contribution receivable	371,751	332,084
Cash - non-interest bearing (overdraft)	111	(332)
NET ASSETS AVAILABLE
FOR BENEFITS	$22,108,034	$22,491,736

The accompanying notes are an integral part of the financial statements.

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CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2011	2010
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 495,649	$ 361,917
Net (depreciation) appreciation in fair value of investments	(703,265)	1,978,768
Other income	-	2,857
	(207,616)	2,343,542

Contributions:
Employer	371,751	332,084
Participant	1,199,461	1,113,569
Rollover	671,878	36,083
	2,243,090	1,481,736
TOTAL ADDITIONS	2,035,474	3,825,278

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	2,419,176	1,265,018
TOTAL DEDUCTIONS	2,419,176	1,265,018

NET (DECREASE) INCREASE	(383,702)	2,560,260

Net assets available for benefits
at beginning of year	22,491,736	19,931,476
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$ 22,108,034	$22,491,736

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE A:  DESCRIPTION OF PLAN

The following description of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which was restated in 1985 to incorporate 401(k) savings and investment provisions.  Under the restated plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained.  Withdrawal privileges continue on these assets with certain limitations on frequency and amount.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
Participants are immediately eligible to make voluntary contributions.  A participant is eligible for discretionary employer contributions after attainment of age 21 and completion of one year of eligibility service.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives.  Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor may match a percentage of the voluntary contributions made by an eligible participant.  Traditionally, this discretionary match has been 50% up to the eligible participant’s first 6% of the participant’s compensation, as defined.  Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed.  Subsequent to January 1, 2001, these matching contributions are completely participant-directed.  Subsequent to January 1, 2004, employer matching contributions are discretionary and contributed annually as directed by the Board of Directors.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors.  Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these contributions were participant-directed.  Subsequent to July 1, 2002, these contributions are completely participant-directed.  The Plan sponsor has the right to discontinue such discretionary contributions at any time.

For participants hired after July 1, 2010, participants are eligible for a 4% non-discretionary contribution of eligible compensation upon one year of service in lieu of company matching contributions.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE A:  DESCRIPTION OF PLAN, Cont’d

Payment of benefits
Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Trustee holds the Plan’s investments and executes transactions therein.  The investments of the Plan are reported at fair value.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Chemung Financial Corporation common stock
Chemung Financial Corporation’s common stock is inactively traded on the Over-The-Counter market.  A trust investment committee values the common stock based on a review of trading activity for the most recent quarter.

Common trust funds
Common trust funds represent investments with designated investment managers within the trust division. Units held in common trusts are valued at the unit value as reported by the investment managers.  While the underlying assets are actively traded, the funds are not.

Mutual funds
Mutual funds represent investments with various investment managers. The fair value of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value.

Cash and short-term investments
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less.  Such amounts are recorded at cost, plus accrued interest, which approximates their fair value.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Money market funds
Money market mutual funds are valued using the amortized cost or penny rounding method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on the accrual basis.

Administrative expenses
The Plan sponsor has elected to pay all administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE C:  FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 Measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets of liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used, as outlined in Note B, need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following disclosures are required by FASB ASC 820-10-55 and FASB ASU 2009-12, “Investment in Certain Entities That Calculate Net Asset Value Per Share”:

The fair values of these funds have been estimated using the net asset value per share of the underlying investments.  There are no unfunded commitments for the common trust funds as of December 31, 2011 and 2010.  There is no waiting period or other restrictions on redemptions from the common trust funds.  The following are descriptions of the common trust funds:

Short-Term Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations.  The fund’s target duration is two years with bond maturity ranges between one and five years.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

Core Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations.  The fund’s target duration is five years with bond maturity ranges between two and fifteen years.  Management of the fund seeks income and preservation of principal.

Core Growth Fund
This fund invests primarily in large-cap domestic companies.  These companies are selected based on leadership positions in their respective industries and because they have shown the ability to grow both revenue and earnings over an extended period.  The fund will be fully invested in equities in most market conditions.  Management of the fund seeks primarily growth of principal.  Income is not a consideration in selecting investments for this fund.

Growth and Income Fund
This fund invests in stocks and bonds.  All stocks pay a dividend.  The fund is intended to do well in bear markets and to grow principal modestly in bull markets.  The stock and bond mix will change on the macro-economic conditions.  Management of the fund seeks a dual objective of growth of principal and income.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total
December 31, 2011
Chemung Financial Corporation
common stock	$ -	$ 4,354,191	$ -	$ 4,354,191
Common trust funds:
Short-term bond fund	-	665,929	-	665,929
Core bond fund	-	1,545,364	-	1,545,364
Core growth fund	-	1,398,927	-	1,398,927
Growth and income fund	-	1,206,664	-	1,206,664
Mutual funds:
Cash equivalents	1,489,939	-	-	1,489,939
Mid/small cap growth fund	574,960	-	-	574,960
International foreign funds	2,305,274	-	-	2,305,274
Large cap actively managed
value funds	4,332,057	-	-	4,332,057
Income/taxable fund	1,255,926	-	-	1,255,926
Large cap actively managed
growth fund	283,150	-		283,150
Large cap index blend fund	1,364,014	-	-	1,364,014
Mid/small cap blend fund	911,910	-	-	911,910
Total assets at fair value	$ 12,517,230	$ 9,171,075	$ -	$ 21,688,305

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CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE C:  FAIR VALUE MEASUREMENTS, Cont’d

	Level 1	Level 2	Level 3	Total
December 31, 2010
Chemung Financial Corporation
common stock	$ -	$ 4,140,932	$ -	$ 4,140,932
Common trust funds:
Short-term bond fund	-	586,579	-	586,579
Core bond fund	-	1,581,565	-	1,581,565
Core growth fund	-	1,715,206	-	1,715,206
Growth and income fund	-	1,124,835	-	1,124,835
Mutual funds:
Cash equivalents	1,356,928	-	-	1,356,928
Mid/small cap growth fund	545,890	-	-	545,890
International foreign funds	2,623,470	-	-	2,623,470
Large cap actively managed
growth fund	4,620,192	-	-	4,620,192
Income/taxable fund	1,507,288	-	-	1,507,288
Large cap actively managed growth fund	169,286	-	-	169,286
Large cap index blend fund	1,269,825	-	-	1,269,825
Mid/small cap blend fund	871,549	-	-	871,549
Total assets at fair value	$ 12,964,428	$ 9,149,117	$ -	$ 22,113,545

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE D:  INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value.  Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	December 31, 2011		December 31, 2010
	Net		Net
	appreciation		appreciation
	(depreciation) in		in fair value
	fair value during	Fair value	during	Fair value
	the year	at end of year	the year	at end of year

Chemung Financial Corporation
common stock	$ 83,512	$ 4,354,191	$ 196,000	$ 4,140,932
Chemung Canal Trust Company
common trust funds:
Short-Term Bond Fund	20,635	665,929	19,354	586,579
Core Bond Fund	80,444	1,545,364	102,154	1,581,565
Core Growth Fund	(153,162)	1,398,927	145,426	1,715,206
Growth and Income Fund	49,900	1,206,664	112,155	1,124,835
Mutual funds:
Dodge & Cox Stock Fund	(236,352)	4,100,620	466,493	4,343,980
Loomis Sayles Bond Fund	(17,936)	1,255,926	104,921	1,507,288
Allianz NACM Intern'l
Growth Fund	(201,504)	1,010,343	254,125	1,277,705
Vanguard Index Trust 500 Fund	(2,353)	1,364,014	141,411	1,269,825
Federated Auto Cash Management	-	1,361,734	-	1,243,388
Other	(326,449)	3,424,593	436,729	3,322,242
	$ (703,265)	$ 21,688,305	$ 1,978,768	$ 22,113,545

NOTE E:  TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2008.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2011 AND 2010

NOTE F:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G:  TRANSACTIONS WITH PARTIES-IN-INTEREST

Chemung Canal Trust Company (the Bank), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as trustee for the Plan’s assets.  In addition, the Plan invests in common trust funds managed by the Bank (representing approximately 21.8% and 22% of net assets at December 31, 2011 and 2010, respectively), and Chemung Financial Corporation common stock (representing approximately 20% and 18% of net assets at December 31, 2011 and 2010, respectively).

NOTE H:  RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN:  16-0380815
PLAN #:  002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2011

(a)	(b)	(c)	(e)
		Description of investment
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	value

*	Chemung Financial Corporation	191,393 shares of common stock	$ 4,354,191

*	Chemung Canal Trust Company
	common trust funds:
	Short-Term Bond Fund	50,449 units	665,929
	Core Bond Fund	103,132 units	1,545,364
	Core Growth Fund	83,178 units	1,398,927
	Growth and Income Fund	51,824 units	1,206,664

	Mutual funds:
	Invesco Small Cap Growth Fund	20,749 units	574,960
	Artisan International Fund	35,687 units	707,667
	Dodge & Cox International Stock Fund	20,084 units	587,264
	Dodge & Cox Stock Fund	40,345 units	4,100,620
	Federated Automated Cash Management	1,361,734 units	1,361,734
	Federated Prime Obligations Fund	128,205 units	128,205
	Federated Stock Trust Fund	11,683 units	231,437
	Loomis Sayles Bond Fund	90,160 units	1,255,926
	Allianz NACM International Growth
	Opportunity Fund	37,268 units	1,010,343
	T. Rowe Price Blue Chip Growth Fund	7,326 units	283,150
	Vanguard Index Trust 500 Fund	11,779 units	1,364,014
	Westport Select Cap Fund	40,332 units	911,910

		TOTAL INVESTMENTS	$ 21,688,305

Note:Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

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